FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

GENERAL

Q: I’m not sure of the direction that our elite program will take with the merger, it would be great if we would consider letting employees use expired Above & Beyond (A & B) cards in the event that the program is eliminated. (A&B cards are distributed to all FlightFund Elite members. Those members use these cards to recognize customer contact employees who they believe went “above and beyond.”)

A: Like a number of policies currently in place, it’s still too early to tell what changes, if any, will be made to the A & B program. The A & B program and your recommendation are on our list of things to consider. Thanks for the suggestion!

OPERATIONS

Q: We just spent a fair amount of time, money and energy getting ready to roll out the new time and attendance system, WorkBrain. Is this going to be used by America West until the merger? What kind of system does US Airways have in place for time and attendance, and could the programming be adapted to function with the new carrier?

A: First, yes, America West plans to continue using WorkBrain, at least through the merger’s close date. US Airways has several timekeeping systems in place, one of which is WorkBrain. As is the case with a number of policies and procedures, no decision has been made regarding what system the new airline will use. This is one of many tasks on VP and Chief Information Officer Joe Beery’s list since he’s overseeing the technology integration for the new company. As soon as a determination is made, we’ll communicate to employees whether or not WorkBrain will remain in place for time and attendance.

LABOR

Q: Please explain the position America West Flight Attendants face when the contract fence is lifted.

A: As with many integration issues, we don’t yet have the answer to this question. However, here’s what we know today. First, a “fence agreement” is a negotiated element put into place to protect crewmembers in a certain base, like PHX. Therefore if a fence was first negotiated and then “lifted,” flight attendants might question whether they’ll be able to continue flying out of their home base. While a fence agreement has not been negotiated, we do agree that a fence agreement would be a good mechanism to deal with some of the transition issues that will arise.

As Doug Parker and US Airways CEO Bruce Lakefield explained in their Joint Statement of Labor Principles (posted on Compass), “the seniority integration process will be handled by your union representatives,” which means that, pursuant to the terms of the collective bargaining agreement ratified by America West Flight Attendants and the terms of the collective bargaining agreement ratified by the US Airways Flight Attendants, integration will be accomplished by AFA pursuant to the AFA Constitution.

Management can inform AFA that we expect seniority lists to be integrated in a fair and equitable manner, and we can provide examples of what that does and does not mean to us, but your elected representatives have the sole authority and responsibility to integrate the lists. How they accomplish this task will determine the position America West Flight Attendants face when and if a yet-to-be negotiated fence agreement is lifted.

BENEFITS

Q: If we do start a 401k now, what happens to our 401k once the merger is complete? Would it still be valid and viable? Would we lose any value? Or would it be converted over and for how much?

A: We are still analyzing the 401k plans of the two carriers, so we haven’t made any decisions on a combined plan. If we determine that the new plan will not mirror your current plan, we will provide you a full explanation of the new terms and the reasons why we decided to make a change and how the decision impacts your current funds if at all.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ repo rts to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, US Airways has filed a registration statement, including a proxy statement of America West, and other materials with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.